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                            April 18, 2022

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 8 to
Registration Statement on Form F-3
                                                            Filed April 8, 2022
                                                            File No. 333-258329

       Dear Mr. Yang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-3

       Cover Page

   1. Please revise your disclosure that you do not have revenue-generating operations in China to clarify that you
have been growing your operations in Hong Kong and that you have cryptocurrency mining
data centers in Hong Kong. Also, revise your disclosure on page 1 to remove the exclusion
of Taiwan, Hong Kong and Macau from the definition of the PRC and China.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng  Yang
             Limited
Comapany
April       NameBIT Mining Limited
       18, 2022
April 218, 2022 Page 2
Page
FirstName LastName
        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Ke Li, Esq.